[redacted]

09059179

AB 3/10

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 02 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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ANNUAL AUDITED REPORT
FORM X17A-5
PART III

SEC FILE NUMBER
8- 65837

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Devenir, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7701 France Avenue South, Suite 670
(No. and Street)

Minneapolis	Minnesota	55435
(city)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eric Remjeske — (952) 345-0300
(Area Code—Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lurie Besikof Lapidus & Company, LLP
(Name—*if individual, state last, first, middle name*)

2501 Wayzata Boulevard	Minneapolis	Minnesota	55405
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

JD 3/23/09

OATH OR AFFIRMATION

I, Eric Remjeske, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Devenir, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

KIMBERLY S. KAUS
Notary Public
Minnesota
My Commission Expires January 31, 2010

Signature

PRESIDENT
Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss)
- [x] (d) Statement of Changes in Financial Condition/Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Report on internal control required by SEC Rule 17a-5 for a broker-dealer claiming an exemption from SEC Rule 15c3-3.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

Lurie Besikof Lapidus
& Company, LLP

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Member
Devenir, LLC
Minneapolis, Minnesota

We have audited the accompanying statement of financial condition of Devenir, LLC (a wholly-owned subsidiary) as of December 31, 2008, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Devenir, LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Lurie Besikof Lapidus & Company, LLP

Lurie Besikof Lapidus & Company, LLP

February 25, 2009

phone 612.377.4404
fax 612.377.1325
address 2501 Wayzata Boulevard
Minneapolis, MN 55405
website www.lblco.com

DEVENIR, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2008

ASSETS

CASH	$ 1,280
CLEARING ACCOUNTS RECEIVABLE	4,100
CLEARING ACCOUNT DEPOSIT	25,000
CORPORATE EQUITIES OWNED, at fair value	73,535
PREPAID EXPENSES	2,290
	$ 106,205

LIABILITIES AND MEMBER'S EQUITY

ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$ 3,055
MEMBER'S EQUITY	103,150
	$ 106,205

See notes to financial statements.

DEVENIR, LLC

STATEMENT OF INCOME
Year Ended December 31, 2008

REVENUE		
Investment banking fees		$ 116,212
Asset management commissions		348,737
Unrealized loss on corporate equities owned		(26,842)
Interest income		368
		438,475
OPERATING EXPENSES		
Employee compensation and benefits	$ 239,316	
Rent	28,981	
Licenses and permits	10,784	
Clearance fees	33,809	
Communications and data processing	4,184	
Professional services	18,093	
Interest	946	
Other expense	42,761	378,874
NET INCOME		$ 59,601

See notes to financial statements.

DEVENIR, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
Year Ended December 31, 2008

	Member's Equity
BALANCE – DECEMBER 31, 2007	$ 43,549
Net income	59,601
BALANCE – DECEMBER 31, 2008	$ 103,150

See notes to financial statements.

DEVENIR, LLC

STATEMENT OF CASH FLOWS
Year Ended December 31, 2008

OPERATING ACTIVITIES		
Net income		$ 59,601
Adjustments to reconcile net income to net cash used by operating activities:		
Revenue received in form of corporate equities owned		(100,377)
Unrealized loss on corporate securities owned		26,842
Changes in operating assets and liabilities:		
Clearing accounts receivable	$ (2,434)	
Prepaid expenses	(2,290)	
Accounts payable and accrued expenses	2,341	(2,383)
Net cash used by operating activities and decrease in cash		(16,317)
CASH		
Beginning of year		17,597
End of year		$ 1,280

See notes to financial statements.

DEVENIR, LLC

NOTES TO FINANCIAL STATEMENTS

1. Description of Business and Summary of Significant Accounting Policies -

Description of Business

Devenir, LLC (Company) is a "fully disclosed introducing" broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Municipal Securities Rulemaking Board (MSRB) and is a wholly-owned subsidiary of Devenir Group, LLC (Parent). The Company is a Delaware Limited Liability Company which was organized on February 3, 2004, and terminates on February 3, 2102. The Company acquired its license on August 8, 2003, and began operations thereafter.

The Company is engaged in a single line of business which engages in the following types of services, as agreed to with the FINRA:

- Broker retailing corporate debt and equity securities
- Retail mutual funds
- Broker U.S. Government securities and sell municipal securities in the secondary markets
- Investment advisory services
- Private placement of securities

Securities transactions are cleared by Pershing, LLC (Pershing) as the Company's clearing broker.

Use of Estimates

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect certain reported amounts and disclosures in the financial statements and accompanying notes. Actual results could differ from those estimates. The valuation of investments is a significant estimate.

Revenue Recognition

Investment banking fees are earned from providing private placement, merger and acquisition, divesture services, and financial advisory services. These fees are recognized when the related services are completed and the income is reasonably determinable.

Commissions and related clearing expenses for securities transactions are recorded on a settlement-date basis.

Fair Value Option

The Company adopted the provisions of Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities," effective January 1, 2008. SFAS No. 159 provides entities the option to measure certain financial assets and financial liabilities at fair value with changes in fair value recognized in earnings each period. SFAS No. 159 permits an irrevocable fair value option election on an instrument-by-instrument basis at initial recognition.

1. Description of Business and Summary of Significant Accounting Policies – (continued)

Fair Value Measurement—Definition and Hierarchy

The Company adopted the provisions of SFAS No. 157, "Fair Value Measurements," effective January 1, 2008. Under this standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (*i.e.*, the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. SFAS No. 157 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the observability of inputs as follows:

- Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

- Level 2 – Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

- Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary among investments and is affected by a wide variety of factors, including, for example, the type of investment, whether the investment is new and not yet established in the marketplace, the liquidity of markets and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for any investments categorized in Level 3.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

DEVENIR, LLC

NOTES TO FINANCIAL STATEMENTS

1. Description of Business and Summary of Significant Accounting Policies – (continued)

Income Taxes

Income or loss of the Company is allocated to the member for income tax purposes. Therefore, no provision for income taxes is presented in these financial statements.

Management has elected to defer the application of FASB Interpretation 48 (FIN No. 48), "Accounting for Uncertainty in Income Taxes," in accordance with FASB Staff Position FIN 48-3. The Company will continue to follow Financial Accounting Standards No. 5, "Accounting for Contingencies," until it adopts FIN No. 48.

2. Off-Balance Sheet Risk –

The Company clears all transactions for its customers on a fully disclosed basis with Pershing, a clearing broker, who carries all the customer accounts and maintains the related records. The Company is liable to Pershing for the transactions of the Company's customers. These activities may expose the Company to off-balance-sheet risk in the event the other parties are unable to fulfill their contractual obligations. A $25,000 clearing account was established to ensure the performance of obligations under the agreement.

3. Fair Value Disclosures –

Fair Value Measurements

A description of the valuation techniques applied to the Company's corporate equities owned measured at fair value, using a market approach, on a recurring basis is as follows.

Corporate Equities

- Exchange-Traded Equity Security. The Company's exchange-traded equity security is valued at $57,929 based on quoted prices from the exchange. To the extent the security is actively traded, valuation adjustments are not applied and the security is categorized in Level 1 of the fair value hierarchy.

- Investment in Private Equity. The Company has a direct private equity investment. Initially, the transaction price is generally considered by the Company as the exit price and is the Company's best estimate of fair value. Thereafter, under provisions of SFAS No. 159 valuation at $15,606 is based on an assessment of the underlying investment, incorporating valuations that consider the evaluation of financing and sale transactions with third parties. This nonpublic investment is included in Level 2 of the fair value hierarchy because, although the investment trades infrequently, the fair value is supported by equity subscriptions with other unrelated investors and is thus observable.

3. Fair Value Disclosures – (continued)

Fair values of assets measured on a recurring basis at December 31, 2008, is as follows:

	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Trading securities	$ 73,535	$ 57,929	$ 15,606	$ -

The amount of total losses included in revenue for the year ended December 31, 2008, attributable to the change in unrealized losses related to corporate equities owned, is $15,541 and $11,301 for Level 1 and Level 2 investments, respectively.

4. Net Capital Requirement and Exemption –

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Net capital and the related net capital ratio fluctuate on a daily basis; however, at December 31, 2008, the ratio of aggregate indebtedness to net capital was 0.11 to 1 and net capital was $27,325, which exceeded the minimum capital requirement by $22,325.

The Company operates under the provisions of paragraphs (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission since all customer transactions are cleared through another broker-dealer on a fully disclosed basis. Therefore, the Company is exempt from the remaining provisions of the rule.

5. Lease Commitments –

The Company operates in space leased and furnished by its Parent. The Parent charges the Company for use of the office space and the communications system. Rent expense was $28,981 for 2008.

6. Related Party Transactions –

The Parent company is the sole owner of the Company and is responsible for maintaining net capital requirements.

The Company has an expense sharing agreement with its Parent for the use of certain property and provides for the performance of certain services based on agreed upon expense allocations. The agreement is for one year with renewal options. Expenses under the agreement were $316,127, consisting primarily of compensation, occupancy, and professional services.

Effective January 1, 2008, the Parent adopted a SIMPLE IRA Plan for its eligible employees. Any Plan contributions are intended to be considered as part of the expense sharing agreement.

7. Concentration –

The Company earned approximately 16% of its 2008 fees and commissions from one private placement transaction.

Lurie Besikof Lapidus
& Company, LLP

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Devenir, LLC
Minneapolis, Minnesota

We have audited the accompanying financial statements of Devenir, LLC as of and for the year ended December 31, 2008, and have issued our report thereon dated February 25, 2009. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on page 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lurie Besikof Lapidus & Company, LLP

Lurie Besikof Lapidus & Company, LLP

February 25, 2009

phone 612.377.4404
fax 612.377.1325
address 2501 Wayzata Boulevard
Minneapolis, MN 55405
website www.lblco.com

DEVENIR, LLC

COMPUTATION OF NET CAPITAL
December 31, 2008

NET CAPITAL	
Member's equity	$ 103,150
Deductions for nonallowable assets:	
Corporate equities owned, at fair value	(73,535)
Prepaid expenses	(2,290)
NET CAPITAL	$ 27,325
BASIC NET CAPITAL REQUIREMENTS	
Net capital	$ 27,325
Minimum net capital required (6-2/3% of aggregate indebtedness or $5,000, whichever is greater)	5,000
Excess net capital	$ 22,325
AGGREGATE INDEBTEDNESS	$ 3,055
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.11
RECONCILING ITEMS TO THE COMPANY'S COMPUTATION INCLUDED IN PART II OF FORM X-17a-5 AS OF DECEMBER 31, 2008	
Net capital as reported by the Company	$ 29,569
Net audit adjustments	(26,796)
Adjustment to corporate equities owned, a nonallowable asset	26,842
Prepaid expense as a nonallowable asset	(2,290)
NET CAPITAL	$ 27,325

See independent auditor's report on supplementary information.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors and Member
Devenir, LLC
Minneapolis, Minnesota

In planning and performing our audit of the financial statements of Devenir, LLC (Company) as of and for the year ended December 31, 2008, in accordance with auditing standards in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

phone 612.377.4404
fax 612.377.1325
address 2501 Wayzata Boulevard
Minneapolis, MN 55405
website www.lblco.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors and Member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lurie Besikof Lapidus & Company, LLP

Lurie Besikof Lapidus & Company, LLP

February 25, 2009

DEVENIR, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

December 31, 2008